Suite 1202-700 West Pender Street

Vancouver, BC V6C 1G8

Tel: (604) 688-2001    Fax:  (604) 688-2043

E-mail: czn@canadianzinc.com,  Website:  www.canadianzinc.com

NEWS RELEASE

July 2, 2003

Trading Symbol:  T-CZN

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PRAIRIE CREEK PERMITS RECEIVE MINISTERIAL APPROVAL

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WINTER ROAD APPLICATION SUBMITTED

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NEW OFFICER APPOINTMENT

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NEW DIRECTOR

Canadian Zinc Corporation (Toronto Stock Exchange: “CZN”) reports that at the Annual Meeting held June 26, 2003 in Vancouver shareholders were informed of major steps forward in the program to re-open the existing mine and mill on the Company’s high grade base metal and silver Prairie Creek property in the Northwest Territories.

Decline and Test Mill Permits Approved:

The Company is pleased to announce that the permits for an access decline and for the operation of a mini mill have been approved by the Minister for Northern Affairs, The Honourable Robert Nault, all subject to industry standard environmental safeguards as recommended by the Mackenzie Valley Environmental Impact Review Board.  The access decline will allow definition drilling and secondary access to the orebody at Prairie Creek, whilst the mini mill will facilitate pilot plant metallurgical testing with a view to enhancing metal recoveries.  This Ministerial Decision will now be passed to the Mackenzie Valley Land and Water Board for issuance of the appropriate permits.

Application for Winter Road Permit Submitted:

The Company has also recently applied to re-licence the access road to the Prairie Creek property, which will be by a winter road last permitted and operated in 1982.  The operation of this road will allow the Company to re-supply the mine site and to remove surplus or unusable equipment and material as part of an ongoing commitment to site safety and reclamation.  The winter road will also allow an accelerated start up of the mine development.   Currently access to the site is by fixed wing airplane to the Company’s 3000 foot airstrip at the Prairie Creek mine site.

Appointment of Chairman and President:

The Company also announced that the directors have approved the appointment of John F. Kearney as Chairman and President of the Company.  Mr. Kearney has 30 years experience in the mining industry and has served as a Director of Canadian Zinc for the past two years.  He was previously Chairman and President of Northgate Exploration Limited and of Campbell Resources Inc. and will assume responsibility for directing the Company in the next important development and financing stage.

John MacPherson heretofore Chairman of the Company and a Director will continue to serve as a Director of the Company.  Malcolm Swallow heretofore President and Chief Executive will continue to serve as a Director of the Company with responsibility for  technical, permitting and operational activities.

These management realignment changes are intended to provide the optimal management structure for the next phase of the Company’s development.

New Director Elected:

At the annual meeting Alan Savage was elected as a new director of the Company.  Mr. Savage is Chairman of Doublestar Resources Limited.  He has extensive experience in the  permitting and operation of the mining projects in British Columbia and northern Canada and brings invaluable experience to the Board of Directors.

Prairie Creek Project:

The Prairie Creek project includes a significant $100 million, near complete, mine, mill and supporting infrastructure along with a substantial, open-ended mineral resource base totaling 11.9 million tonnes grading  12.5% Zinc, 10.1% Lead, 161g/t  Silver and 0.4% Copper, on 2.4 Km of a 14 Km mineralized trend.

The Prairie Creek Mine was constructed in 1982, but never achieved commercial production.  Canadian Zinc completed a Scoping Study in 2001 aimed at commencing operations at the mine in the shortest possible timeframe.  The Study demonstrated that the mine is capable of producing 95 million pounds of zinc annually for at least 18 years.  Subsequent review and refinement of this Study indicates that the mine can produce at costs as low as 19 cents per pound of zinc, for at least the first three years of the mine life, indicating the potential profitability of the operation under any reasonable pricing scenario.

The next phase of the work program is aimed at progressing this Scoping Study to full bankable feasibility over  the next year, subject to availability of funds to carry out the work.  The Company will also continue to evaluate innovative mining, transportation and processing techniques to optimize mine economics, while further reducing the environmental impact of the operation.

The Prairie Creek Mine was fully permitted for operation in 1982, but never operated.  The original permits have lapsed and it is expected that an application for a full operating permit and water licence will be made to Mackenzie Valley Land and Water Board late this year.  In the light of the earlier permits and the extensive database of environmental background studies, it is hoped that a full operating permit could be forthcoming by late 2004.  With a completed feasibility study and the final permits in hand full operations  could commence early in 2005.

Commenting on the progress and future plans the new Chairman John Kearney said:  “We are very pleased to have finally received Ministerial approval for the decline and mini mill permits.  The Prairie Creek mine contains a  large  resource of high grade zinc lead and silver.  Its net revenue per ton ranks amongst the highest of zinc mines in the world.  The  price of zinc, depressed for so long, is finally showing some signs of improvement.  The closure and abandonment of the many zinc mines around the world will lead to a tightening in zinc supply and a resultant significant improvement in zinc prices.  The timing of this scenario could coincide very nicely with the development and reopening of the Prairie Creek Mine.  The application for the winter road permit is the next step in the reopening of the Prairie Creek mine.  The entire Board and management of Canadian Zinc look forward to the next few years with optimism and enthusiasm.”

For further information contact:

John F. Kearney Chairman (416) 362-6686	Malcolm J.A. Swallow Director (604) 688 2001	John A. MacPherson Director (604) 688-2001

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.